UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 0-25361

(Check One):     ☒ Form 10-K       ☐ Form 11-K       ☐ Form 20-F       ☐ Form 10-Q       ☐ Form N-SAR

For Period Ended: December 31, 2004

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

     For the Transition Period Ended:

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full name of registrant	Onyx Software Corporation

Former name if applicable

Address of principal executive office (Street and number)
1100 – 112th Avenue NE, Ste. 100

City, state and zip code	Bellevue, WA 98004

PART II

RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III

NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The registrant has experienced delays in completing its financial statements for the year ended December 31, 2004. These delays resulted from the registrant’s limited internal and external resources. In addition, the new audit procedures required by Section 404 of the Sarbanes-Oxley Act of 2002 have taken longer to complete than expected because this is the first year for compliance with such requirements. Due to these factors, the registrant is unable to file its Form 10-K for the year ended December 31, 2004 by the prescribed filing deadlines without unreasonable effort and expense. The registrant intends to file its Form 10-K no later than fifteen calendar days following the prescribed due date.

PART IV

OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

Brian C. Henry	(425)	451-8060

(Name)	(Area Code)	(Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     On February 24, 2005, the registrant announced its financial results for its fourth fiscal quarter and fiscal year ended December 31, 2004. A copy of the press release was furnished as Exhibit 99.1 to the Current Report on Form 8-K filed on February 24, 2005. The statement of operations for the fourth fiscal quarter and fiscal year ended December 31, 2004 are expected to be included in the Form 10-K are expected to be consistent with the results of operations for such fiscal year as set forth in the February 24, 2005 press release.

Onyx Software Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date March 15, 2005	By	/s/ Brian C. Henry

Brian C. Henry, Chief Financial Officer

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